2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

January 30, 2015

Via EDGAR Transmission

James E. O’Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Delaware Group® Adviser Funds (File No. 811-07972)
Delaware Group® Cash Reserve (File No. 811-02806)
Delaware Group® Equity Funds I (File No. 811-00249)
Delaware Group® Equity Funds II (File No. 811-00750)
Delaware Group® Equity Funds IV (File No. 811-04413)
Delaware Group® Equity Funds V (File No. 811-04997)
Delaware Group Foundation Funds® (File No. 811-08457)
Delaware Group® Global & International Funds (File No. 811-06324)
Delaware Group® Government Funds (File No. 811-04304)
Delaware Group® Income Funds (File No. 811-02071)
Delaware Group® Limited-Term Government Funds (File No. 811-03363)
Delaware Group® State Tax-Free Income Trust (File No. 811-02715)
Delaware Group® Tax-Free Fund (File No. 811-03850)
Delaware Pooled® Trust (File No. 811-06322)
Delaware VIP® Trust (File No. 811-05162)
Voyageur Insured Funds (File No. 811-04973)
Voyageur Intermediate Tax Free Funds (File No. 811-04364)
Voyageur Mutual Funds (File No. 811-07742)
Voyageur Mutual Funds II (File No. 811-04989)
Voyageur Mutual Funds III (File No. 811-04547)
Voyageur Tax Free Funds (File No. 811-03910)
(collectively, the “Registrants”)
Preliminary Proxy Materials

Dear Mr. O’Connor:

On behalf of the above-referenced Registrants, submitted herewith via the EDGAR system, are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to us on January 23, 2015 with regard to the Registrants’ Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on January 15, 2015 by the Registrants on behalf of each of

James E. O’Connor
January 30, 2015

their series (each a “Fund” and collectively, the “Funds”).  The Proxy Statement relates to the Joint Special Meeting of Shareholders (the “Meeting”) of the Funds, which is scheduled to be held on March 31, 2015.  Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.

1.             Comment:  Clarify how proxies may be revoked, particularly with respect to proxies having been voted electronically.

Response:  The Registrants will clarify that a proxy must be revoked in writing, but if a shareholder submits a new vote, electronically or otherwise, such subsequent vote will override the shareholder’s prior vote.

2.             Comment:  Confirm that there were no legal proceedings in the past 10 years against any of the trustees, nominees, or officers and none that are pending.

Response:  The Registrants confirm that there were no legal proceedings in the past 10 years against any of the trustees, nominees, or officers and none that are pending.

3.             Comment:  Explain why the Registrants have determined that their leadership structure is appropriate given their specific characteristics or circumstances.  Disclose whether the fund has a lead independent trustee.

Response:  Under “Proposal 1 – Who are the Nominee Trustees?”, the Registrants will add the following disclosure after the second paragraph:

“The Trustees believe that having a common Board for all Funds in the complex is efficient and enhances the ability of the Board to address its responsibilities to each Fund in the complex.  The Trustees believe that the common board structure allows the Trustees to leverage their individual expertise and that their judgment is enhanced by being Trustees of all of the Funds in the complex.  Mr. Coyne, who is the sole interested Trustee, serves as the Chairman of the Board. The Board believes that having a representative of Fund management as its Chairman is beneficial to the complex. Mr. Coyne is President of the Manager and its other service provider affiliates and oversees the day-to-day investment and business affairs affecting the Manager and the complex.  Accordingly, his participation in the Board’s deliberations helps assure that the Board’s decisions are informed. Mr. Coyne’s presence on the Board ensures that the Board’s decisions are accurately communicated to, and implemented by, Fund management.  In addition, the independent Trustees designate one of their members to serve as the lead independent Trustee (the “Coordinating Trustee”). Currently, Mr. Bennett serves as the Coordinating Trustee.  The Coordinating Trustee, in consultation with Fund management, legal counsel, and the other Trustees, proposes Board agenda topics, actively participates in developing Board meeting agendas, and ensures that appropriate and timely information is provided to the Board in connection with Board meetings. The Coordinating Trustee also conducts meetings of the independent Trustees. Finally, the Coordinating Trustee generally serves as a liaison among outside Trustees, the Chairman, Fund officers, and legal counsel, and is an ex officio member of the Nominating and Corporate Governance Committee.  The Board also has adopted a diversity policy.”

4.             Comment:  The Staff believes that it is inappropriate for a Fund to be able to rely on a 10-year old “yes” vote in the event the current shareholders fail to approve seeking a new manager-of-managers order.

James E. O’Connor
January 30, 2015

Response:  The Registrants will remove the last paragraph under “Proposal 2 – Introduction to Proposal 2” that discusses this issue.

5.             Comment:  Revise the proposal investment limitation language relating to loans contained in Proposal 3 as follows:  “The Fund may not (1) make loans, including personal loans or loans of its assets to persons who control or are under common control with the Fund, (2) purchase debt obligations, (3) enter into repurchase agreements, (4) loan its assets to broker-dealers or institutional investors, or (5) invest in loans, including assignments and participations, except as the Investment Company Act of 1940, as amended (“1940 Act”), any rule or order thereunder, or Securities and Exchange Commission (“SEC”) staff interpretation thereof, may permit.”

Response:  The proposed language included in Proposal 3 is the fundamental investment restriction approved by the Board with the advice of both fund counsel and counsel to the independent trustees.  The Registrants believe that their proposed disclosure, in which excluded items are noted in a separate sentence, is consistent with industry standards.  See, for example, Franklin All Cap Value Fund (http://www.sec.gov/Archives/edgar/data/856119/000137949114000182/filing1328.htm); and Invesco Corporate Bond Fund (http://www.sec.gov/Archives/edgar/data/842790/000119312514250513/d730036d485bpos.htm).  Accordingly, the Registrants respectfully decline to accept this comment.

6.             Comment:  Describe specifically what is meant by the “personal” loans or loans of assets to control persons that are referred to in the proxy statement.

Response:  As used in Proposal 3, a personal loan is a loan that is not commercial in nature and is made to a natural person.  The phrase “loan of assets” refers to the lending of property.  The language used in Proposal 3 with respect to loans of assets to control persons is a direct reference to the language in Section 21(b) of the Investment Company Act.

7.             Comment:  In Proposal 4, add the phrase “or group of industries” at the end of the first clause of the proposed concentration investment limitation.

Response:  The requested change will be made.

8.             Comment:  Confirm that all other directorships held by the Trustees during the past five years are disclosed in this column. At the top of column 6 of Appendix B – Trustee Nominees, add "during the past five years" to the heading.

Response:  The Registrants confirm that other directorships held by the Trustees during the past five years are disclosed in this column.  Additionally, the Registrants will add the requested language to Appendix B.

9.             Comment:  Disclose whether the Registrants’ Board of Trustees has a formal diversity policy.

Response:  The Registrants’ Board of Trustees has adopted a diversity policy and will note this fact in Proposal 1.

10.           Comment:  The Staff notes that Columns 5 and 6 of Appendix F – Principal Officers of the Trusts are not required for officers and their inclusion may be confusing.

Response:  The Registrants will remove Columns 5 and 6 from Appendix F.

James E. O’Connor
January 30, 2015

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Cori Daggett, Esq. Delaware Investments